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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15




  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number    1-14879
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                              Cytogen Corporation
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            (Exact name of registrant as specified in its charter)

    600 College Road East, CN 5308, Princeton, NJ  08540     (609) 987-8200
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Contingent Value Rights to receive a fraction of a share of Common Stock,
                         $.01 par value, of Registrant
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           (Title of each class of securities covered by this Form)

                   Common Stock, par value $.01 per share.
   Warrants, each exercisable through January 31, 1997 to acquire one share of Common Stock at $8.00 per share.
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  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
           Rule 12g-4(a)(1)(i)      [ x ]   Rule 12h-3(b)(1)(ii)   [   ]
           Rule 12g-4(a)(1)(ii)     [   ]   Rule 12h-3(b)(2)(i)    [   ]
           Rule 12g-4(a)(2)(i)      [   ]   Rule 12h-3(b)(2)(ii)   [   ]
           Rule 12g-4(a)(2)(ii)     [   ]   Rule l5d-6             [   ]
           Rule 12h-3(b)(1)(i)      [   ]

Approximate number of holders of record as of the certification or notice date:
None.*



    *Pursuant to the terms of the CVR Agreement, the CVRs terminate and have no further value if the average aggregate trading price of 1.5 shares of the Registrant's Common Stock and the Registrant's Warrant equals or exceeds $12.00 during any 45 consecutive trading days prior to January 31, 1997. This condition has been satisfied and, consequently, the Contingent Value Rights covered by this Form have terminated. Immediately prior to the termination of the CVRs, there were 45 holders of record of the CVRs.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Cytogen Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  March 5, 1996                          BY:   /s/ T. Jerome Madison
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                                                        T. Jerome Madison
                                                        Secretary